Filed Pursuant to Rule 424(b)(2)
File No. 333-120208

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated January 11, 2005)

CYTRX CORPORATION

Common Stock

     This prospectus supplement supplements our prospectus dated January 11, 2005, and should be read in conjunction with the prospectus. This prospectus supplement describes certain recent developments concerning CytRx Corporation, and must be delivered with the prospectus.

Unregistered Sales of Equity Securities.

     General

     On January 20, 2005, we entered into a Securities Purchase Agreement with approximately 33 individual and institutional investors, pursuant to which we have agreed, subject to certain customary closing conditions, to sell to the investors, for an aggregate purchase price of approximately $21.3 million, 17,334,494 shares of our common stock and warrants to purchase 8,667,247 shares of common stock. The warrants are exercisable for five years at an initial exercise price of $2.00 per share. As of January 20, 2005, we had outstanding approximately 39.5 million shares of common stock.

     The initial exercise price of the warrants is subject to adjustment in the event of a future stock split, reverse stock split, merger or reorganization, and similar changes affecting holders of our common stock generally; however, the warrants contain no “market-price” or “exercise-price” antidilution adjustments that could result in the warrant holders receiving any additional shares of common stock without further consideration based on the prices at which we might issue shares of common stock or common stock equivalents in the future. As used in this prospectus supplement, references to the “exercise price” mean the initial exercise price of the warrants as it may be adjusted pursuant to these antidilution adjustments.

     The closing of the sale of the shares and warrants is subject to delivery of certain closing items and the satisfaction of other customary closing conditions. The Securities Purchase Agreement will be terminable by the investors if the closing fails to occur for any reason on or before January 28, 2005.

     Conversion “Cap”

     The warrants contain a “conversion cap” provision that precludes us from issuing any shares of common stock upon exercise of a warrant if, as a result of such issuance, the holder would own beneficially more than 4.99% of our outstanding common stock.

     Registration Rights

     In connection with the sale and issuance of the shares and warrants, we and the investors entered into a Registration Rights Agreement, dated January 20, 2005, pursuant to which we have agreed to prepare and file, on or before 60 days from the closing date of the sale of the shares and warrants a registration statement with the SEC covering the resale of all of the shares of common stock issued or issuable in the transaction. We are required to have such registration statement declared effective by the SEC on the 120th day from the closing date (if the registration statement is not reviewed by the SEC) or by the 150th day from the closing (if the registration statement is reviewed by the SEC), or be subject to the payment of specified liquidated damages to investors. We may also be required, under certain circumstances, to pay the investors specified liquidated damages if it is unable to maintain the effectiveness of the registration statement.

     Certain Covenants

     We have agreed in the Securities Purchase Agreement to refrain from engaging in any further equity financing during the period ending 90 days following the effective date of the registration statement to be filed by us as referred to above. We also have agreed in the Securities Purchase Agreement that each of the investors will have the right to participate in up to 75% of any future equity financings by us during the 12-month period following the closing of the sale of the shares and warrants, except with respect to strategic acquisitions and certain other “exempt issuances” within the meaning of the Securities Purchase Agreement.

     Placement Agent’s Fees

     We have agreed to pay Rodman & Renshaw, Inc. a cash placement fee equal to 7% of the gross proceeds from the sale of the shares and warrants at the closing. CytRx also will pay Rodman & Renshaw, Inc. at the closing a $30,000 non-accountable expense allowance and grant it warrants to purchase a number of shares of our common stock equal to 7% of the total number of shares sold at an exercise price of $2.00 per share, and otherwise on the same terms as the warrants sold to the investors.

     In addition, we may pay similar fees and expenses, and may grant similar warrants, to other broker-dealers who have introduced certain of the investors to us.

     Other

     The shares and warrants have not been registered under the Securities Act of 1933, and were issued and sold in reliance upon the exemption from registration contained in Section 4(2) of the Act and Regulation D promulgated thereunder. The shares and the shares underlying the warrants may not be offered or sold in the United States in the absence of an effective registration statement, or exemption from the registration requirements, under the Securities Act of 1933.

     Copies of the Securities Purchase Agreement and other definitive agreements relating to the sale and issuance of the shares and the warrants have been filed with the SEC as an exhibit to our Current Report on Form 8-K filed today with the SEC. For information on obtaining our Form 8-K, including exhibits, see the discussion in the prospectus under the caption “Where You Can Find More Information.”

     On January 21, 2005, we issued a press release announcing the execution of the Securities Purchase Agreement. A copy of the press release also is filed as an exhibit to our Form 8-K.

The date of this Prospectus Supplement is January 21, 2005.